Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Jurisdiction of Organization
Earthstone Operating, LLC	Texas
Earthstone Energy Holdings, LLC	Delaware
Lynden Energy Corp.	British Columbia, Canada
Lynden USA Inc.	Utah
Earthstone Permian LLC	Texas
Sabine River Energy, LLC	Texas
Independence Resources Technologies, LLC	Delaware